Exhibit 99

COGNOS INCORPORATED

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(US$000s except share amounts, CDN GAAP)
(Unaudited)

	Three months ended May 31,
	2002	2001
Revenue
Product license	$49,835	$43,104
Product support	48,179	41,843
Services	22,116	23,069

Total revenue	120,130	108,016

Operating expenses
Cost of product license	734	1,106
Cost of product support	4,413	4,294
Selling, general, and administrative	84,090	90,793
Research and development	19,698	19,422
Investment tax credits	(1,327)	(1,271)
Special charges	—	12,798

Total operating expenses	107,608	127,142

Operating income (loss)	12,522	(19,126)
Interest expense	(46)	(84)
Interest income	1,601	2,812

Income (loss) before taxes	14,077	(16,398)
Income tax provision (benefit)	5,323	(4,077)

Net income (loss)	8,754	(12,321)
Retained earnings at beginning of the period	164,144	175,946
Repurchase of shares	(9,315)	—

Retained earnings at end of the period	$163,583	$163,625

Net income (loss) per share
Basic	$0.10	$(0.14)

Diluted	$0.10	$(0.14)

Weighted average number of shares (000s)
Basic	88,000	88,023

Diluted	91,531	88,023

(See accompanying notes)

COGNOS INCORPORATED

CONSOLIDATED BALANCE SHEETS
(US$000s, CDN GAAP)

	May 31, 2002	February 28, 2002
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$281,030	$192,900
Short-term investments	57,229	121,629
Accounts receivable	80,210	114,059
Inventories	791	537
Prepaid expenses	7,126	6,765
Deferred tax assets	6,279	6,404

	432,665	442,294
Fixed assets	61,914	59,008
Goodwill	15,270	15,230
Intangible assets	11,501	14,203

	$521,350	$530,735

Liabilities
Current liabilities
Accounts payable	$20,474	$26,387
Accrued charges	33,069	34,210
Salaries, commissions, and related items	33,457	37,453
Income taxes payable	3,377	6,167
Deferred revenue	109,217	110,504

	199,594	214,721
Long–term liabilities	9,192	9,131
Deferred income taxes	5,433	6,328

	214,219	230,180

Stockholders’ Equity
Capital stock
Common shares (May 31, 2002 – 87,904,533; February 28, 2002 – 87,997,220)	154,910	151,637
Retained earnings	163,583	164,144
Accumulated other comprehensive income	(11,362)	(15,226)

	307,131	300,555

	$521,350	$530,735

(See accompanying notes)

COGNOS INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$000s, CDN GAAP)
(Unaudited)

	Three months ended May 31,
	2002	2001
Cash provided by (used in) operating activities
Net income (loss)	$8,754	$(12,321)
Non-cash items
Depreciation and amortization	6,525	9,078
Amortization of deferred stock-based compensation	185	577
Amortization of other deferred compensation	148	666
Deferred income taxes	(1,221)	(928)
Loss on disposal of fixed assets	97	215

	14,488	(2,713)
Change in non-cash working capital
Decrease in accounts receivable	36,590	46,163
Decrease (increase) in inventories	(229)	153
Decrease (increase) in prepaid expenses	(18)	1,499
Increase in income tax assets	—	(8,392)
Decrease in accounts payable	(6,671)	(11,388)
Increase (decrease) in accrued charges	(2,068)	6,158
Increase (decrease) in salaries, commissions, and related items	(5,106)	819
Increase (decrease) in income taxes payable	(2,778)	(16,131)
Decrease in deferred revenue	(3,780)	(7,460)

	30,428	8,708

Cash provided by (used in) investing activities
Maturity of short-term investments	113,186	118,336
Purchase of short-term investments	(47,626)	(60,606)
Additions to fixed assets	(4,269)	(6,813)

	61,291	50,917

Cash provided by (used in) financing activities
Issue of common shares	3,765	3,569
Repurchase of shares	(9,992)	—
Increase in (repayment of) long-term debt and long-term liabilities	(16)	96

	(6,243)	3,665

Effect of exchange rate changes on cash	2,653	(808)

Net increase in cash and cash equivalents	88,129	62,482
Cash and cash equivalents, beginning of period	192,901	115,293

Cash and cash equivalents, end of period	281,030	177,775
Short-term investments, end of period	57,229	61,652

Cash, cash equivalents, and short-term investments, end of period	$338,259	$239,427

(See accompanying notes)

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

1.    Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by the Corporation in United States (U.S.) dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”) with respect to the preparation of interim financial information. Accordingly, they do not include all information and footnotes as required in the preparation of annual consolidated financial statements. These unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Annual Information Form for the fiscal year ended February 28, 2002.

The preparation of these unaudited consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. In the opinion of Management, these unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

All information is presented in thousands of U.S. dollars, unless otherwise stated.

2.    Accounting Changes

Business Combinations and Intangible Assets

Effective March 1, 2002 the Corporation adopted the Canadian Institute of Chartered Accountants Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets (“Sections 1581 and 3062”), effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the pronouncements. Other intangible assets will continue to be amortized over their useful lives.

Application of the non-amortization provisions of the pronouncements resulted in an increase in net income of $1,135,000 ($0.01 per share) for the quarter ended May 31, 2002 and is expected to result in an increase in net income of $4,000,000 ($0.04 per diluted share) for fiscal 2003. The Corporation performed the required impairment tests of goodwill and indefinite-lived intangible assets as of March 1, 2002. The effect of these tests was not material on the earnings and financial position of the Corporation.

Stock-Based Payments

Effective January 1, 2002 the Corporation adopted, the CICA issued Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments (Section 3870). Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments or incurs liabilities based on the price of common stock or other equity instruments. Section 3870 outlines a fair value based method of accounting for certain stock-based transactions. As permitted by Section 3870, the Corporation did not adopt the fair value based method of accounting for all employee stock-based transactions, and was not affected by the requirements to account for the fair value of certain other stock-based transactions. During the period ended May 31, 2002 there was no impact on the Corporation’s financial position, results of operations, or cash flows.

3.    Revenue Recognition

The Corporation recognizes revenue in accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants.

Substantially all of the Corporation’s product license revenue is earned from licenses of off-the-shelf software requiring no customization. Revenue from these licenses is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. If a license includes the right to return the product for refund or credit, revenue is recognized net of an allowance for estimated returns provided all the requirements of SOP 97-2 have been met.

Revenue from product support contracts is recognized ratably over the life of the contract. Incremental costs directly attributable to the acquisition of product support contracts, and that would not have been incurred but for the acquisition of that contract, are deferred and expensed in the period the related revenue is recognized. These costs include commissions payable on sales of support contracts.

Revenue from education, consulting, and other services is recognized at the time such services are rendered.

For contracts with multiple obligations (e.g. deliverable and undeliverable products, support obligations, education, consulting and other services), the Corporation allocates revenue to each element of the contract based on objective evidence, specific to the Corporation, of the fair value of the element.

4.    Goodwill

The balance of goodwill as at the date of implementation of Sections 1581 and 3062, March 1, 2002 (see Note 2), was $15,230,000. During the quarter ended May 31, 2002 there were additions to goodwill of $40,000 related to additional consideration paid to the former shareholders of Teijin Cognos Incorporated (TCI). This additional consideration was based on the net revenue of TCI during the quarter.

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

During the quarter ended May 31, 2001 the Corporation recorded amortization expense of $1,089,000 related to the amortization of goodwill. If the non-amortization provision of Sections 1581 and 3062 had been in effect beginning March 1, 2001 net loss for the quarter ended May 31, 2001 would have been $11,232,000 and basic net loss per share and diluted net loss per share for the same period would have been $0.13.

5.    Intangible Assets

	As at May 31, 2002		As at February 28, 2002
	Cost	Accumulated Amortization	Cost	Accumulated Amortization	Amortization Rate
	($000s)		($000s)
Developed Technology	$13,681	$9,449	$13,681	$8,720	20%
In-process technology	38,400	31,642	38,400	29,817	20%
Deferred Consideration	8,945	8,434	8,945	8,286	Consideration Period

	61,026	49,525	61,026	46,823

	(49,525)		(46,823)

Net book value	$11,501		$14,203

Amortization of intangible assets was $2,702,000 and $3,271,000 in the quarters ended May 31, 2002 and May 31, 2001, respectively. The estimated amortization expense related to intangible assets is as follows ($000s):

2003 (Q2 to Q4)	$5,469
2004	4,442
2005	1,007
2006	583

6.    Income Taxes

The Corporation provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year.

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

7.    Net Income (loss) per Share

The reconciliation of the numerator and denominator for the calculation of basic and diluted net income (loss) per share is as follows: (000s except per share amounts)

	Three months ended May 31,
	2002	2001
Basic Net Income (Loss) per Share
Net income (loss)	$8,754	$(12,321)

Weighted average number of shares outstanding	88,000	88,023

Basic net income (loss) per share	$0.10	$(0.14)

Diluted Net Income (Loss) per Share
Net income (loss)	$8,754	$(12,321)

Weighted average number of shares outstanding	88,000	88,023
Dilutive effect of stock options	3,531	Nil

Adjusted weighted average number of shares outstanding	91,531	88,023

Diluted net income (loss) per share	$0.10	$(0.14)

For the quarter ended May 31, 2001, the effect of converting stock options was antidilutive as a result of net losses.

8.    Comprehensive Income

For the quarter ended May 31, 2002, the Corporation had other comprehensive income of $3,864,000 compared to other comprehensive expense of $870,000 for the quarter ended May 31, 2000. These amounts relate to foreign currency translation adjustments from those subsidiaries not using the U.S. dollar as their functional currency, net of unrealized net derivative gains (losses) which corresponds to the cumulative translation adjustment for Canadian GAAP purposes.

Comprehensive income (loss) includes net income (loss) and “other comprehensive income (loss).” Other comprehensive income (loss) refers to changes in the balances of revenues, expenses, gains, and losses that are recorded directly as a separate component of Stockholders’ Equity and excluded from net income.

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

9.    Accounting for Stock Option Plans

As permitted by Section 3870, the Corporation did not adopt the fair value based method of accounting for all employee stock-based compensation. The exercise price of all stock options is equal to the market price of the stock on the trading day preceding the date of grant. Accordingly, no compensation cost has been recognized in the financial statements for the Corporation’s stock option and stock purchase plans.

Section 3870 requires disclosure of pro forma net income and earnings per share as if the Corporation had elected to adopt the fair value based accounting method. If the fair values of the options granted had been recognized as compensation expense on a straight line basis over the vesting period of the grant, stock-based compensation costs would have reduced net income by $6,256,000 and $6,241,000, in the quarters ended May 31, 2002 and 2001, respectively. Basic net income per share and diluted net income per share would have been reduced by $0.07 in each the quarters ended May 31, 2002 and 2001, respectively.

The fair value of the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for the quarters ended May 31, 2002 and 2001, respectively: risk-free interest rates of 3.7% and 4.4%, expected life of the options of 3.0 years and 2.9 years, expected volatility of 68% and 69%, and for both quarters, a dividend yield of zero.

10.    Segmented Information

The Corporation has one reportable segment—computer software products.

11.    Special Charges

In the quarter ended May 31, 2001 the Corporation recorded a pre-tax special charge to earnings of $12,798,000 in connection with a restructuring plan to align the Corporation’s cost structure and operations to the prevailing economic environment. These special charges primarily related to involuntary employee separations for approximately 300 employees, as well as asset write-downs, and accruals for net costs of abandoning leases and related write-down of leasehold improvements. The accrual was included on the balance sheet as accrued charges and salaries, commissions, and related items. During the fourth quarter of fiscal 2002 $2,589,000 of the accrual was reversed into income as a result of revisions to prior cost assumptions.

The employee separations impacted all functional groups and geographic regions of the Corporation. All employee separations under the restructuring plan were completed within fiscal 2002 and substantially all cash payments have been paid.

COGNOS INCORPORATED

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

The following table displays the status of the restructuring reserve at May 31, 2002: (000s)

	Employee Separations	Other Restructuring Costs	Total
Restructuring charges Q1 fiscal 2002	$9,660	$3,138	$12,798
Cash payments	(7,203)	(1,040)	(8,243)
Asset write-downs	—	(1,557)	(1,557)
Adjustments to accrual	(2,306)	(283)	(2,589)

Balance as at February 28, 2002	151	258	409
Cash Payments	(119)	(16)	(135)
Asset write-downs	—	—	—

Balance as at May 31, 2002	$32	$242	$274

12.    Subsequent Events

On June 20, 2002, subsequent to the quarter end, the Corporation filed a registration statement with the United States Securities and Exchange Commission and a Canadian prospectus with Canadian securities regulators for a secondary offering of 4,500,000 common shares. All of the common shares in the offering are being sold by certain entities affiliated with Michael U. Potter. The Corporation will not receive any proceeds from the sale of the shares. In addition, the underwriters have an option to purchase up to an additional 675,000 common shares in the offering from the selling shareholders.